UPTON

RESOURCES INC.

#3200, 500 - 4th Avenue S.W.
Calgary, Alberta
T2P 2V6
Ph: (403) 263-7373
Fax: (403) 263-7375

March 25, 2002

Office of International Corporate Finance
Securities & Exchange Commission
450-Fifth Street N.W., Mail Stop 3-7
Washington, D.C. 20549
U.S.A.

Dear Sir/Madame:

Re: Exemption Number 82-3290

Please be advised that Upton Resources Inc. has set May 16, 2002 as the date for the Annual **and Special** Meeting for the year ended December 31, 2001. The Record Date has been set at April 10, 2002.

If you have any questions or concerns with regards to the above, I may be contacted at (403) 218-8982.

Sincerely,

UPTON RESOURCES INC.

Rebekah Salayka
Investor Relations Representative

dlw 4/16